 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated July 1, 2016, announcing that the Company has repurchased 192,415 of its ordinary shares on the Euronext Brussels.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 1, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

SHARE BUYBACK

ANTWERP, Belgium, 1 July 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today announces that the Company has purchased 192,415 of its own shares on Euronext Brussels for an aggregate price of EUR 1,528,211.

Transaction date	Quantity	Average price	Lowest price	Highest price	Total price
24 June 2016	75,270	7.8714 EUR	7.714 EUR	8.000 EUR	592,480.28 EUR
27 June 2016	117,145	7.9878 EUR	7.960 EUR	8.000 EUR	935,730.83 EUR

Following these transactions, the Company now owns 1,042,415 own shares (0.65% of the total outstanding shares).

Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

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INKOOP EIGEN AANDELEN

ANTWERPEN, België, 1 juli 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" of de "Vennootschap") meldt vandaag dat de Vennootschap 192.415 van haar eigen aandelen inkocht op Euronext Brussels voor een gezamenlijk bedrag van 1.528.211 EUR.

Datum transactie	Aantal	Gemiddelde prijs	Laagste prijs	Hoogste prijs	Totaalprijs
24 juni 2016	75.270	7,8714 EUR	7,714 EUR	8,000 EUR	592.480,28 EUR
27 juni 2016	117.145	7,9878 EUR	7,960 EUR	8,000 EUR	935.730,83 EUR

Ingevolge deze transacties houdt de Vennootschap thans 1.042.415 eigen aandelen aan (0.65% van het totale aantal uitstaande aandelen).

De mogelijkheid blijft bestaan dat Euronav opnieuw eigen aandelen opportunistisch zou inkopen. De mate waarin Euronav in voorkomend geval eigen aandelen zou inkopen, en de timing daarvan, zal afhangen van verschillende factoren waaronder marktomstandigheden, wettelijke bepalingen en andere overwegingen in het belang van de Vennootschap.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of second quarter results 2016: Thursday 28 July 2016
Bekendmaking resultaten tweede kwartaal 2016: donderdag 28 juli 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being one V-Plus vessel, 30 VLCCs (of which 1 in 50%-50% joint venture), 20 Suezmaxes and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.